Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8610
email address
bross@graubard.com

May 17, 2022

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	CORPHOUSING GROUP INC.
Amended Registration Statement on Form S-1
Filed April 15, 2022
File No. 333-262114

Ladies and Gentlemen:

On behalf of CorpHousing Group Inc. (the “Company”), we advise the Staff that the Company has filed Amendment No. 4 to its registration statement on Form S-1 (“Registration Statement). This letter sets forth the Company’s responses to the Staff’s comment letter, dated May 6, 2022, relating to the Registration Statement. Captions and page references herein correspond to those set forth in the amended filing of the Registration Statement, a copy of which has been marked with the changes from the prior draft submission of the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Amendment No. 3 to Form S-1 Filed on April 15, 2022 General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We have confirmed with both the Company and the underwrites of the proposed offering (Maxim Group LLC and Joseph Gunnar & Co. LLC), that the only written communications provided to investors in connection with the proposed offering are the preliminary prospectuses as filed with the Commissions and the investor presentations that have been filed as free writing prospectuses under form FWP with the Commission on each of February 1, 2022, February 2, 2022, and February 7, 2022.

Securities and Exchange Commission

May 17, 2022

Preliminary Revenues for the Three Months Ended March 31, 2022, page 7

2.	We note your disclosure of preliminary results on page 7 and your comparison of your results to the previous quarter. Please revise your disclosure to include a comparison of your results to the quarter ended March 31, 2021.

Please note that Amendment No. 4 contains the Company’s financial statements for the three month periods ended March 31, 2022 and 2021. As such, the disclosures requested in the Staff’s comment above have been included in the Registration Statement by virtue of the updated financial information.

3.	We note your discussion of preliminary results for the quarter ended March 31, 2022 provides a quantitative discussion of your anticipated revenues, net revenues and refunds and allowances. Please revise your discussion to present balanced disclosure and include quantitative information related to your anticipated costs of revenues and expenses.

Please note that the Company has filed its financial statements for the three months ended March 31, 2022 as part of Amendment No. 4 to the Registration Statement, which include the financial metrics cited in the Staff’s comment above.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA, page 14

4.	We note that you have made adjustments throughout your filing to normalize your results by attempting to estimate the amount of cancellations due to the COVID-19 pandemic. Please tell us how you determined these adjustments were appropriate. In your response, please consider:

●	your limited operating history;
●	the significant growth of your business and stage of your business cycle; and
●	whether these adjustments are directly attributable to the COVID-19 pandemic, based on actual amounts, and incremental to normal operations.

Securities and Exchange Commission

May 17, 2022

As the Company now includes its financial information for the three months ended March 31, 2022, the adjustments cited above have been removed as they are now less relevant. The Company respectfully submits that its financial results for the three months ended March 31, 2022 evidence the same trends it was experiencing at the end of 2021 and makes the point the Company was attempting to communicate with the adjustments cited in the comment above. As background for why the Company had included them in the last filing, in the course of its operations through the COVID-19 pandemic, the Company experienced marked increases in cancellations that directly coincided with airline and travel industry public reporting of decreased travel. Cancellation increases became even more marked in the Company’s operating cities when the cities imposed legal restrictions in response to the pandemic. Similarly, as public reports evidenced increases in travel as the pandemic waned and city, state and federal restrictions were eased or removed, the Company experienced direct and almost immediate increases in bookings (and related decreases in cancellations). As part of its operations, the Company reviewed the public filings of other travel industry companies, all of which reported increases in cancellations as travel generally decreased (and later recovery trends as travel generally increased). Given that the Company’s own experience was mirroring the reported experiences of other travel industry companies, the Company believed that adjusting for Covid-19 was appropriate to demonstrate its likely effects on the business of the Company. In particular, the Company believed it would be meaningful to explain to potential investors its perception of the causes behind increased cancellations in the noted periods and to communicate that the Company was experiencing marked recoveries in bookings. Notwithstanding the foregoing, Amendment No. 4 contains revised disclosure that eliminates the disclosures intended to normalize results, including elimination of use of as adjusted EBITDA and other metrics.

NYC Compliance and Regulations governing Short-Term Rentals, page 55

5.	It appears from your website and third party portals that you continue to offer rooms in New York and elsewhere for periods less than 30 days. With a view to disclosure, please clarify which of your properties are subject to limitations on short term rentals including contractual limitations and how you determined you may lease other properties on short term rental including properties leased from hotels. Clarify the extent to which you are in compliance with those limitations and how you ensure compliance with those limitations. Also, explain clearly the impact of non-compliance with these limitations on your business.

The Company’s portfolio of accommodation units consists of units in both multi-family apartment buildings and entire room inventories in existing hotels. The Company’s units in multi-family apartment buildings located in residential zoning areas are typically subject to the rules and stay-length limitations cited by the Staff in the comment above. Conversely, the Company’s hotel-based room units are located in commercialized areas and are not subject to such restrictions. The units in multi-family apartment buildings all rent for a minimum of 30 days in full compliance with applicable local rental rules, such as those imposed by New York City. Rooms from hotel inventory are offered by the Company on a variety of sales channels for nightly or longer rentals in full compliance laws as applicable to commercially zoned buildings. We have revised disclosure in our prospectus on pages 23, 24, 51, 55, 56, 57, 78, 85 and 88 and elsewhere to add clarity between the two types of rooms the Company makes available to consumers and the Company’s strategy to convert its portfolio of lease units to those in mostly commercially zoned buildings. We have also noted that the Company is in compliance in its jurisdictions of operations with applicable regulations and the ramifications of noncompliance. For example, please see the last two sentences of the first paragraph of the risk “Unfavorable changes in, or interpretations of, government regulations of the evolving vacation rental industry could harm our operating results” on pages 23 and 24, and the last two paragraphs under NY Compliance and Regulations governing Short-Term Rentals on pages 56 and 57.

Securities and Exchange Commission

May 17, 2022

Consolidated Balance Sheets, page F-3

6.	We note that the financial statements refer to the Registrant as Corphousing LLC but that the Registrant is referred to in the auditors' report and in other sections of the filing as Corphousing Group Inc. Please conform the Registrant's name within the filing, as appropriate.

The name of the registrant is “CorpHousing Group Inc.”  We respectfully note that as reported in the notes to the financial statements and elsewhere in the prospectus comprising part of the Registration Statement, in January 2022, the Company and its wholly owned subsidiary, SoBeNY, converted from limited liability companies to C corporations, with the then current members of Corphousing LLC becoming the stockholders of the newly formed C corporations, CorpHousing Group Inc. and SoBeNY Partners Inc., respectively.    Our auditors have revised their opinion to make clear that their opinion is addressed to CorpHousing Group Inc. and Affiliate and reports on the financial statements of Corphousing LLC and Affiliate prior to the C corporation conversion and on CorpHousing Group Inc following the C corporation conversion.

7.	Please enhance your disclosure related to deferred offering costs and restricted cash. In your response, address your accounting policies related to deferred offering costs and tell us about the general nature of the restrictions on cash.

The Company has revised its financial statement to include additional disclosures.

2 - Summary of Significant Accounting Policies, page F-7

8.	Please revise your footnote disclosure to provide expanded disclosure related to your refund policies. Your revised disclosure should include, but not be limited to, the following:

●	Please provide expanded disclosure of your business policies related to refunds, including what criteria must be met for customers to be eligible for refunds, whether partial refunds could be due based on certain criteria, and what time period is expected to provide refunds.

●	Please provide expanded disclosure of your accounting policies related to refunds, including at what point in the process refunds are recognized.

Expanded disclosure on the Company’s refund policies and accounting treatment related to refunds has been added on Pag F-7 of the prospectus, as well as page 64 of MDA.

Securities and Exchange Commission

May 17, 2022

Management, page 88

9.	We note your disclosure regarding the Order Instituting Cease-and-Desist Proceedings pursuant to Section 8A of the Securities Act and Section 21C of the Exchange Act issued by the U.S. Securities and Exchange Commission on April 22, 2020 to Mr. Brian Ferdinand. Revise your disclosure to provide more detailed information concerning the nature of the issues and disclose the details involved in the cease-and-desist order. Include appropriate risk factor disclosure.

Mr. Ferdinand entered into an Offer of Settlement with the Securities and Exchange commission on April 22, 2020, in connection with allegations that he, as a board member of Liquid Holdings Group Inc., (a) reviewed a Form 10-Q and signed a form 10-K for the fiscal year 2013 that failed to disclose material facts of Liquid’s reliance on a related party customer (a principal customer of Liquid and a company of which Mr. Ferdinand was an owner) from which Liquid received material subscription fees, and (b) failed to file required Forms 4 and 13D to reflect material. Changes to his ownership in Liquid’s shares of common stock, causing Liquid to violate Section 13(a), 13(d)(2) and 16(a) of the Exchange Act and related rules thereof. Specific disclosure has been added to pages 8, 35, and 88 of the prospectus included in Amendment No. 4.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Brian L. Ross
Brian L. Ross
cc:	Brian Ferdinand